HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

February 7, 2006
VIA EDGAR
Mr. Owen Pinkerton, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Asset Capital Corporation, Inc.
Registration Statement on Form S-11, filed on October 18, 2005
Registration No. 333-129087
Dear Mr. Pinkerton:
As counsel to Asset Capital Corporation, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-129087) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 17, 2005.
For convenience of reference, each Staff comment contained in your November 17, 2005 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Charito Mittelman, Steven Jacobs and Josh Forgione a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on October 18, 2005. The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 1. Capitalized terms

Mr. Owen Pinkerton, Esq.
February 7, 2006

used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
Form S-11
General
1.	Please provide us with your analysis with respect to the potential for integration of the shares issued in exchange for property pursuant to the contribution agreements entered into shortly before the filing of the registered public offering. It appears from disclosure on page 12 and throughout your prospectus that some of the contribution agreements are pending approval from lenders to complete the transfer of properties and shares. Please confirm that each of these transactions was completed prior to the filing of the registration statement or, alternatively, explain why you believe that the recipients of the securities issued or to be issued in each transaction were irrevocably bound to acquire those securities. Finally, please file the contribution agreements with your next amendment, if possible, so that we have an opportunity to review them.

RESPONSE: The Company advises the Staff that each of the contribution agreements, pursuant to which the membership interests in the limited liability companies that own or owned the Company’s initial properties and certain other assets have been or are expected to be contributed to the Company in exchange for shares of the Company’s common stock, was executed and delivered by all parties prior to the date on which the Registration Statement was initially filed with the Commission. Each of the contribution agreements was executed in connection with the Company’s formation transactions, as described in the section of the Registration Statement entitled “Our Business and Properties—Our Formation Transactions.” The parties to these contribution agreements to whom shares of the Company’s common stock have been or will be issued became irrevocably bound to contribute their membership interests in exchange for shares of the Company’s common stock when they executed and delivered the contribution agreements. The conditions to closing the transactions contemplated under the contribution agreements, including the condition that all required lender consents be obtained, are conditions to the Company’s obligation to close, and not conditions to the contributing members’ obligations to close. Consequently, the Company believes that the private placements of the Company’s common stock pursuant to these contribution agreements should not be integrated with the Company’s initial public offering based on the guidance set forth in the Black Box and Squadron Ellenoff series of no-action letters. The Company has filed these contribution agreements as exhibits to Amendment No. 1.

Mr. Owen Pinkerton, Esq.
February 7, 2006

2.	Please advise us as to the exemption(s) from registration you intend to rely upon in connection with the issuance of shares pursuant to your formation transactions. In your response, please provide us with sufficient facts to support your claims.

RESPONSE: The Company advises the Staff that it relied or is relying upon the exemptions from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the issuances of shares of the Company’s common stock made in connection with the Company’s formation transactions. These issuances include (1) the issuance of shares of common stock to the Company’s founders and two other officers of the Company on March 30, 2005 and April 20, 2005, (2) the issuance of LTIP units to two of the Company’s officers and to the independent members of the Board of Directors of the Company on June 30, 2005, (3) the issuance of shares of the Company’s common stock to Messrs. Minshall, Fernau and LeBlanc on June 30, 2005 in exchange for the assignment of certain purchase and sale, management and engineering contracts and certain other assets as described in the Registration Statement, and (4) the issuance of shares of the Company’s common stock to those members of the limited liability companies that own or owned the Company’s initial properties who agreed in the contribution agreements referred to in the response to the Staff’s Comment 1 above to contribute their membership interests in these limited liability companies to the Company in exchange for shares of the Company’s common stock. Each of these issuances is described under Item 33 in Part II of the Registration Statement.

Because (i) each of these issuances was completed, or the recipients became irrevocably bound to complete the transactions pursuant to which the shares have been or will be issued, more than three months prior to the date on which the Company initially filed the Registration Statement, (ii) no general solicitation or advertising occurred in connection with the issuance of these shares and (iii) the issuances otherwise satisfy the requirements for a valid private placement under Section 4(2) of the Securities Act, the Company submits that these issuances constitute valid private placements in reliance on the exemption from the registration requirements of the Securities Act provided under Section 4(2) of the Securities Act. Moreover, the Company submits that these private placements should not be integrated with the Company’s initial public offering based on the guidance set forth in the Black Box and Squadron Ellenoff series of no-action letters.

Mr. Owen Pinkerton, Esq.
February 7, 2006

3.	Confirm that you will not circulate a preliminary prospectus until such time as you include an estimated price range and fill in blanks throughout the filing. We may have further comments when your filing includes complete disclosure.

RESPONSE: The Company confirms that it has not circulated and will not circulate any preliminary prospectus until an estimated price range has been included and the related blanks in the filing have been filled in throughout the Registration Statement.

4.	Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

RESPONSE: The Company confirms that it will provide the Staff supplementally with any pictures, graphics or other artwork that it plans to use in the prospectus.

5.	Throughout the prospectus you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Alternatively, if such information was prepared for the company in connection with the registration statement, please file a consent from the provider for the use of its name and the information attributed to it.

RESPONSE: The Company will supplementally provide the Staff with the relevant portions of the publications from which it extracted the demographic and market data included in the prospectus.
Cover Page
6.	Please revise your cover page to remove all information except what is required by Item 501(b) of Regulation S-K and other information key to an investment decision.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus by deleting the second paragraph in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
February 7, 2006

Summary
7.	You have included a significant number of statements that constitute “puffing.” The basis for comparative factual assertions and for management’s belief in qualitative statements must be clear from the text of the registration statement or be provided to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation:
•	“We expect to achieve higher operating cash flows and enhanced asset values from these types of properties through aggressive leasing, reductions in operating expenses and improved operations.” (page 1)
•	“may be achieved from hands-on, proactive management.” (page 2)
•	“Based on our experience, we believe that these types of properties can increase significantly in value when our disciplined and professional property and asset management programs are applied.” (page 1)
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure throughout the Summary of the prospectus by clarifying wherever possible the basis for the comparative factual assertions made and for the statements as to management’s beliefs and by explaining the measurements used.

Overview

8.	We note your reference to real estate management strategies and prior investment experience throughout this section. Please disclose whether the members of management have any experience managing public real estate operating companies or REITs.

RESPONSE: In response to the Staff’s comment, the Company has added to the section of the prospectus entitled “Summary—Summary Risk Factors” a statement that the Company’s founders have no prior experience managing a public company.

Mr. Owen Pinkerton, Esq.
February 7, 2006

9.	Please clarify, if true, that your organizational documents do not limit you from purchasing properties in your target market and that you may make investments outside of the Washington, DC area.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 3 of the prospectus clarifying that its organizational documents do not restrict the Company from purchasing properties or making investments that fall outside of its targeted asset types and geographic markets.

10.	We note your reference to providing growth to stockholders through growth in “net asset value per share.” Please revise to indicate how and how often you intend to measure NAV per share and why you believe that this measurement is more meaningful to investors than earnings per share.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the prospectus to clarify that its objective is to increase stockholder value through a combination of capital appreciation and increased earnings and cash flow, as opposed to through growth in “net asset value per share.”

11.	We refer to the third paragraph under this heading. Please clarify how your management has estimated the value of the properties in your target market and how they concluded that that the properties were undervalued. In connection with this, please clarify how you are able to determine that properties are undervalued as a result of ineffective management and passive ownership.

RESPONSE: The Company has revised the disclosure on page 1 of the prospectus in response to the Staff’s comment.

12.	Please provide us with a record that supports your statement that the founders of your predecessor have substantial experience in adding value to underperforming real estate. Please also clearly identify the founders in the summary and disclose their current roles at Asset Capital Corporation, Inc.

RESPONSE: The Company has revised the disclosure on page 2 of the prospectus in response to the Staff’s comment to delete references to the founders’ experience in adding value to underperforming real estate. The Company also has revised the disclosure on page 2 of the prospectus in response to the Staff’s comment to provide additional disclosure about the founders.

Mr. Owen Pinkerton, Esq.
February 7, 2006

13.	Please identify the executive officers who are members of your investment committee and briefly describe the criteria and procedure used by the investment committee in approving your real estate investments.

RESPONSE: The Company has deleted the prior disclosure in the Summary of the prospectus related to its investment committee, added a new section on page 10 of the “Summary” under the heading “Our Investment Committee” and revised the disclosure on page 122 of the prospectus in response to the Staff’s comment.
Competitive Strengths, page 3
14.	Please avoid repetitive disclosure in the summary. We note the information concerning the experience of your founders is also disclosed in the first full paragraph on page 2 and information relating to your founders’ network and industry contacts is also disclosed on page 2. Please also review your disclosure under the heading, “Our Strategy” to remove repetitive disclosure.

RESPONSE: The Company has revised the disclosure on pages 1, 2, 3, 4, and 5 of the prospectus to delete repetitive disclosure in response to the Staff’s comment.

15.	In the first bullet point, please expand to disclose how you value $2.5 billion in properties previously managed by your founders. Specifically, please disclose the measurement used in making the determination.

RESPONSE: The Company has revised the referenced disclosure in the first bullet point to delete the reference to $2.5 billion in properties managed by the Company’s founders in response to the Staff’s comment.
Summary Risk Factors, page 4
16.	Please conform the Summary Risk Factor section to changes made in response to our comments to the Risk Factor section.

RESPONSE: The Company has conformed the section of the prospectus entitled “Summary—Summary Risk Factors” on pages 5 and 6 to the revised section entitled “Risk Factors” in response to the Staff’s comments.

Mr. Owen Pinkerton, Esq.
February 7, 2006

17.	Please revise your summary risk factors as follows:
a.	Add a summary risk factor relating to your planned use of leverage, including that there are no limits on the amount of indebtedness that you may incur.

b.	Eighth bullet point — expand to discuss more specifically the risks associated with structured finance investments, including the effect of rising or falling interest rates.

c.	Tenth bullet point — revise to describe risks specific to mezzanine lenders.

d.	Eleventh bullet point — expand to disclose a shareholder’s exposure to double taxation on any dividends paid.

e.	Last bullet point — expand to describe more specifically how the ownership interest of your founders and officers pose conflicts of interest risks, for example, by disclosing the percentage of stock owned by your founders and/or affiliates in Asset Capital Corporation after the offering, identifying those parties.
RESPONSE: The Company has revised the disclosure on pages 5 and 6 in response to the Staff’s comments.
Our Market, beginning on page 5
18.	Your disclosure under this heading is too detailed for the summary section. This level of detail is more appropriate for the Business section of the prospectus.

RESPONSE: The Company has revised the disclosure on page 6 in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
February 7, 2006

19.	Please tell us how you determined that the vacancy rate and gross rental rates for the DC area as compared to the U.S. national averages here and in your business section on page 74 are an appropriate measure for the increased income potential in a major metropolitan area such as Washington, D.C. It appears that a more appropriate measure might be limited to figures for similar major metropolitan real estate markets and would exclude rural parts of the United States.

RESPONSE: The Company has deleted the referenced disclosure in the section of the prospectus entitled “Summary” and revised the disclosure on page 74 of the prospectus in response to the Staff’s comment.

20.	We note that your current portfolio of properties, including acquisitions under contract, includes two properties located in Hampton, VA, one property located in Charlottesville, VA, one property in Timonium, MD and one property located in Frederick, MD, all of which appear to lie outside of Washington, D.C. and its surrounding suburbs. The net rentable square feet represented by these properties is a significant portion of your current portfolio. In light of this, please advise us as to how you determined that “a substantial majority” of your investments are located in Washington, D.C. and its immediate surrounding locales as disclosed on page 5. In addition, to the extent you intend to discuss the forecast for Washington, D.C. you should also discuss the forecasts for the other areas that are part of your target market. Finally, please briefly describe the geographic breadth of the “greater metropolitan Washington, D.C. area” underlying the statistics included in this section.

RESPONSE: The Company has revised the disclosure on page 6 in response to the Staff’s comment. The Company also has added disclosure regarding the Hampton Roads metropolitan statistical area on pages 76 and 77 of the prospectus in response to the Staff’s comment.

21.	In connection with the above comment, we note from page 74 that vacancy rates for Washington, DC are significantly lower than in the surrounding areas and that you do not own any properties within Washington, DC. In addition, estimated completions within DC versus the surrounding areas are anticipated to be significantly higher. Please balance your disclosure of the vacancy rates and supply factors to highlight these distinctions.

RESPONSE: The Company has deleted references to vacancy rates and supply factors in the section of the prospectus entitled “Summary” in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
February 7, 2006

Our Properties and Structured Real Estate Investment, page 7
Properties and Structured Real Estate Investment Under Contract, page 8
22.	We refer to footnote 6 to the table on page 7 and footnote 4 to the table on page 8. Please revise the last column for each of these properties to reflect the distributions payable to you, rather than the annualized base rent since the former number is more meaningful to investors. Please also revise other disclosure related to your real estate acquisition figures to reflect this change. Similarly, since you do not or will not own these properties outright, please revise the total to remove the “Total/Weighted Average” row which serves to inflate the net rentable square feet and occupancy rates for your properties. This comment also applies to your disclosure in the MD&A and Business sections.

RESPONSE: The Company has revised the disclosure on pages 7, 8, 62, 86 and 87 in response to the Staff’s comment.

23.	Briefly disclose the conditions precedent to closing on the properties under contract.

RESPONSE: The Company has added the requested disclosure on page 8 of the prospectus in response to the Staff’s comment.
Investment Pipeline, page 8
24.	Please disclose that the funds you will receive pursuant to this offering will not be sufficient to acquire all of the properties included under this heading.

RESPONSE: The Company has added the requested disclosure on page 8 of the prospectus in response to the Staff’s comment.

25.	Please tell us how you have evaluated the probability of the acquisitions described here for determining whether financial statements are required under Rule 3-14 of Regulation S-X. Refer to FRC 506.02(c)(ii).

RESPONSE: Generally, the Company considers the acquisition of a pipeline property to be probable when a contract for the acquisition of a property has been accepted by the seller and we have a deposit at risk. We have included financial statements for all acquisitions we consider probable. Potential acquisitions that are being evaluated or are subject to due diligence are not considered

Mr. Owen Pinkerton, Esq.
February 7, 2006

probable, therefore, the Company is not required to present financial statements in accordance with Rule 3-14 of Regulation S-X for these properties.
Our Formation Transactions, page 12
26.	Please identify here the founders of the company and disclose their current roles in the operation of your business.

RESPONSE: The Company has added disclosure on page 11 of the prospectus to identify its founders in response to the Staff’s comment. Because the Company has added disclosure as to the founders’ current roles in the operation of its business on page 2 of the prospectus and also included substantially similar disclosure on pages 11 and 12 under the section of the prospectus entitled “Summary—Conflicts of Interest,” the Company respectfully submits that adding the requested disclosure to the section of the prospectus entitled “Summary—Formation Transactions” would be unnecessarily repetitive.

27.	Please expand your disclosure to explain how you determined the per share amounts in your formation transactions.

RESPONSE: The Company respectfully informs the Staff that the per share amounts referenced on page 12 of the prospectus are the same as the offering price in the Company’s private offerings that were completed in June and July 2005, which is currently disclosed on page 12 of the prospectus. The contribution agreements provide that each contributor would receive a fixed amount of consideration for their contributed interests in the formation transactions. Each contributor who was or is an accredited investor could elect to take either cash or shares of common stock (unaccredited investors only were given the option of taking cash), although each founder received or will receive only shares of common stock, for their contributed interests. For those contributors who received or will receive shares of common stock, the contribution agreements provided that they would receive the number of shares with a value equal to the fixed amount of consideration, with each share having a value equal to the offering price per share of the shares sold in the Company’s June and July 2005 private offerings.
Conflicts of Interest, page 12
28.	Please expand to disclose the ownership interest of the executive officers in the properties you have acquired or are under contract, identifying the related parties. In

Mr. Owen Pinkerton, Esq.
February 7, 2006

addition, please quantify the economic benefits to be received by those officers upon closing the transactions.

RESPONSE: The Company has quantified the economic benefits to be received by the executive officers in connection with properties contributed or under contract on page 11 of the prospectus in response to the Staff’s comment. In addition, the Company has disclosed the ownership interest of the executive officers in each of these properties on pages 84, 85 and 130 of the prospectus.

29.	In addition, please expand to include disclosure of the conflicts described in the risk factor on page 29 relating to conflicting duties of care owed by your executive officers to both you and the limited partners of your operating partnership.

RESPONSE: The Company has revised the disclosure on page 13 of the prospectus in response to the Staff’s comment.
Dividend Policy, page 13
30.	Please clarify our understanding that your intention of retaining capital to originate new investments, service your debt, and make additional investments in your properties and pay operating expenses supersedes your intention to pay dividends.

RESPONSE: The Company respectfully submits that at this time it currently believes that it will be able to retain capital to originate new investments, service debt, make additional investments in our properties, pay operating expenses and pay dividends. The Company’s primary priorities, however, are to service its debt and pay its operating expenses. If the Company cannot undertake all these activities in the future, management and the Company’s Board of Directors will assess the financial condition and business position of the Company at that time and prioritize the Company’s activities accordingly.

Mr. Owen Pinkerton, Esq.
February 7, 2006

Risk Factors
31.	We refer to the introductory paragraph on page 18 where you indicate that you may face other risks or uncertainties currently unknown to you or that you currently deem to be immaterial which may adversely affect your business. You must disclose all risks that you believe are material at this time. Please delete language related to other risks or unknown risks from your disclosure.

RESPONSE: The Company has revised the disclosure on page 20 of the prospectus in response to the Staff’s comment.
Risks Related to our Business, page 18
We did not obtain current appraisals on the initial properties...page 18
32.	Please identify the executive officers who had preexisting ownership interest in the properties mentioned here and disclose the economic benefits gained by them in the formation transactions.

RESPONSE: The Company has revised the disclosure on page 20 of the prospectus in response to the Staff’s comment.

33.	Please disclose the formula or criteria used by management in determining the value of the properties.

RESPONSE: The Company has added disclosure on page 20 of the prospectus to clarify how management valued the properties.
If we are unable to complete acquisitions we have under contract...page 19
34.	Please expand to clarify the nature of the “structure and title resolution” closing conditions yon refer to here.

RESPONSE: The Company has deleted the noted language from the risk factor on page 21 of the prospectus because the contribution agreements do not contain “structure and title resolution” closing conditions.

Mr. Owen Pinkerton, Esq.
February 7, 2006

We may not complete the acquisitions of our properties...page 19
35.	When known, please quantify the amount of uncommitted funds referenced here.

RESPONSE: The Company respectfully informs the Staff that it will quantify the amount of uncommitted funds when the size of the offering has been determined prior to marketing the offering.
Our investment in structured real estate finance instruments...page 20
36.	Please disclose the percentage of assets you are authorized to allocate toward investments in structured finance instruments as determined under your organizational documents so that investors can better evaluate the impact on your business from these types of investments. Alternatively, please disclose the portion of your assets you intend to allocate to these types of investments.

RESPONSE: The Company respectfully informs the Staff that the Company’s organizational documents do not provide for specific allocations of investments in structured real estate instruments. The Company, however, has added disclosure on page 22 of the prospectus to identify the portion of its assets that it intends to allocate to investments in structured real estate instruments.

37.	Please expand to discuss risks associated with fluctuation in interest rates, and other risks related to decreases in the value of the underlying property acquired as recourse on defaulted loans. In an appropriate risk factor, please provide similar disclosure relating to the impact of interest rates on your properties in general.

RESPONSE: The Company has added a new risk factor relating to the impact of interest rate fluctuations on the Company’s structured real estate finance investments and its properties in general on page 25 of the prospectus.

Mr. Owen Pinkerton, Esq.
February 7, 2006

We may be unable to renew expiring leases, lease vacant space or re-lease space on a timely basis or on comparable or better terms, which could significantly decrease our cash flow, page 21
38.	Instead of presenting lease expirations during the following three months, please disclose the portion of lease expirations during the 12 months following the completion of this offering.

RESPONSE: The Company has revised the disclosure on page 23 to disclose lease expirations occurring between January 1, 2006 and December 31, 2006. The Company believes that because all property-related data is presented as of December 31, 2005 (including annualized base rents, which are based on actual monthly base rent for December 2005), disclosing lease expirations beginning on January 1, 2006 and ending on December 31, 2006 will provide more helpful disclosure to investors.
Three of our properties were previously owned by CareFirst...page 23
39.	Expand to disclose the termination dates for the original leases with CareFirst, including the expiration date of the one year free rent provision. Please also clarify how the terms of the original lease going forward (beyond the 1 year free rent period) may impact your business. For example, we note disclosure on page 87 indicating that monthly lease payments are below the rental market averages for comparable properties in the area.

RESPONSE: The Company respectfully informs the Staff that the one-year free rent provisions for the former CareFirst properties recently expired. As a result, the Company has revised the disclosure on pages 25 and 26 of the prospectus accordingly. The Company also has revised the disclosure on pages 25 and 26 of the prospectus to clarify how the terms of certain of the leases for the former CareFirst properties may impact its business in response to the Staff’s comment.

40.	Expand to discuss the risk of failing to increase the current low occupancy rate for the facilities as described on page 88.

RESPONSE: The Company has added the requested disclosure on page 26 of the prospectus in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
February 7, 2006

41.	Please disclose the portion of your revenues comprised by the leases described under this heading and expand your disclosure to briefly describe the “favorable termination rights” that the tenants have.

RESPONSE: The Company has revised the disclosure on pages 25 and 26 of the prospectus in response to the Staff’s comment.
We compete with other parties for tenants...page 23
42.	Please expand to describe the competitive conditions for your target market specifically.

RESPONSE: The Company has added disclosure regarding competitive conditions in the greater Washington, D.C. metropolitan area on page 26 of the prospectus in response to the Staff’s comment.
We may be subject to further risks with respect to development...page 25
43.	Please expand to more fully describe the risks associated with development and construction of properties, such as the impact or construction delays on costs and tenant rights, the risk of failing to obtain zoning clearance on a project, the risk of making inaccurate projections for rental income, expenses, and fair market value of the real estate when agreeing upon a price prior to completion of a project. In this regard, you should relocate the risk factor titled “[w]e may not receive the approvals necessary to develop ...” on page 27 so that the text of that risk factor appears under this heading.

RESPONSE: The Company has added disclosure on page 28, and moved the substance of the risk factor relating to approvals necessary for development from a separate risk factor into the risk factor on page 28, in response to the Staff’s comment.

44.	As a related matter, please disclose the percentage of funds you intend to allocate toward the development of properties.

RESPONSE: The Company respectfully informs the Staff that the Company has not yet established a percentage of funds that it intends to allocate towards the development of properties.

Mr. Owen Pinkerton, Esq.
February 7, 2006

We may be unable to borrow funds...page 26
45.	Expand to disclose the amount of leverage authorized under your charter.

RESPONSE: The Company has added disclosure on page 23 of the prospectus in response to the Staff’s comment to clarify that the Company’s charter does not limit the amount of leverage that the Company may incur.
We may make errors in analyzing the credit data of certain of our current or prospective tenants, page 27
46.	Please disclose the portion of your revenues derived from tenants that do not have publicly available credit ratings and the portion derived from tenants whose credit rating is below investment grade.

RESPONSE: The Company respectfully informs the Staff that because a large portion of the Company’s tenants are small, closely held businesses, they do not have publicly available credit ratings. Although the Company believes that a large portion of its tenants do not have publicly available credit ratings, the Company does not have the ability to quantify the percentage of its tenants that do not have publicly available credit ratings. Also, the Company believes that a small portion of its tenants have credit ratings that are below investment grade. However, the Company does not have the ability to quantify the percentage of its tenants that have below investment grade credit ratings.
In the event we are unable to pay dividends...page 27
47.	Please also expand to disclose that your exposure to corporate tax will reduce funds that would otherwise be available to pay dividends.

RESPONSE: The Company has revised the disclosure on page 30 of the prospectus in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
February 7, 2006

We may be unable to satisfactorily compete...page 28
48.	It is unclear why you believe you will be exposed to risk related to your obligations under Section 404 given that you are still in the process of establishing internal controls. Please delete the references or advise us further as to how you may fail to comply with Section 404 specifically.

RESPONSE: The Company has deleted this risk factor in response to the Staff’s comment.
We obtained limited representations and warranties...page 29
49.	Please expand to briefly describe how the representations and warranties in the contribution agreements differ from what you would negotiate in an arm’s length acquisition transaction so that investors can better evaluate the impact of the risk.

RESPONSE: The Company respectfully informs the Staff that it believes that the representations and warranties in the contribution agreements are substantially similar to those that would be negotiated in an arm’s-length acquisition transaction. As a result, the Company has revised the disclosure on page 32 of the prospectus accordingly to disclose the risk that the obligations to the Company may not be honored if a representation or warranty has been breached rather than the risk of limited representations and warranties.
Our executive officers...page 30
50.	Please expand to quantify the amount of the severance packages mentioned here.

RESPONSE: The Company has revised the disclosure on page 32 of the prospectus in response to the Staff’s comment.
Risks Related to the Real Estate Industry, beginning on page 33
51.	The bullet point risk factors listed under this heading appear to repeat disclosure contained elsewhere in your risk factor section. Please revise to delete risks that are already more fully described in under separate risk factor headings.

RESPONSE: The Company has revised the disclosure on page 36 of the prospectus in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
February 7, 2006

Market Data, page 40
52.	Please be aware that you are responsible for all information contained in your prospectus, regardless of the source. Please revise to remove the disclaimer regarding the accuracy of such data.

RESPONSE: The Company has deleted the disclaimer on page 42 of the prospectus in response to the Staff’s comment.
Use of Proceeds, page 45
53.	Provide an estimated time line for use of the uncommitted funds from the offering.

RESPONSE: The Company has revised the disclosure on page 47 of the prospectus in response to the Staff’s comment.

54.	Please expand to disclose any amount of proceeds you intend to use for fees and/or costs related to the offering, if applicable.

RESPONSE: The Company has revised the disclosure on page 47 of the prospectus in response to the Staff’s comment.
Selling Stockholders, page 46
55.	Please clarify whether the selling stockholder component of this offering will be underwritten or whether selling stockholders will be able to resell their shares continuously. In this regard we note your statement that selling stockholders may, “from time to time,” offer and sell their shares using this prospectus. Please revise or advise.

RESPONSE: The Company has revised the disclosure on page 48 of the prospectus in response to the Staff’s comment.
Unaudited Pro Forma Financial Information, page 50
56.	We note from your disclosures in the filings that certain property management and engineering services agreements were assigned to you on June 30, 2005. Please explain to us how you determined that these agreements represent a business as defined in EITF 98-3 and Rule 11-01(d) of Regulation S-X. If these agreements do not represent a business, please provide your basis for accounting for the contribution as

Mr. Owen Pinkerton, Esq.
February 7, 2006

reorganization of entities under common control. Please make the same consideration as it relates to your historical financial statements.

RESPONSE: Prior to the Company’s formation, its founders wholly-owned and operated two companies, one of which provided property management services and one of which provided property engineering and maintenance services (collectively the “Contributed Businesses”). The Contributed Businesses were operated as bona-fide, self-sustaining going concerns managed for the purpose of providing a return to its investors. The Contributed Businesses had the following inputs, processes and outputs, among others: third party clients, dedicated employees and established operational processes. The agreements under which the Contributed Businesses’ rights under certain property management and maintenance and engineering agreements were contributed to the Company also provided for the transfer of all other elements of these businesses to the Company including employees, employee benefit arrangements and furniture, fixtures and equipment. Subsequent to transfer of the Contributed Businesses’ assets to the Company, the Contributed Businesses’ operations continued in a manner substantially consistent with their operations prior to the contribution transaction. Based on these facts and circumstances, the Company concluded that each of the Contributed Businesses represented a business within the context of paragraph 6 of EITF 98-3 and Rule 11-01(d) of Regulation S-X.

57.	Please further explain to us your basis for determining that each of the entities contributed by your founders is a reorganization of entities under common control. With respect to each entity, partnership, and property, please summarize for us the direct and indirect ownership structure (including ownership interests) for each period in which you plan to retroactively restate your financial statements to reflect the contribution, explain the rights of each owner, identify the controlling person or group, and explain the basis for control. Refer to EITF 02-5 for clarification of the common control criteria.

RESPONSE: Asset Capital Corporation, LLC (“ACC LLC”), which was wholly-owned by our founders, owned the controlling membership interests in the limited liability companies that owned or own the Company’s initial properties that have been or are expected to be contributed to the Company in exchange for shares of the Company’s common stock and cash (collectively the “Predecessor LLCs”). The founders formed the Company, which, when initially formed, had identical ownership to ACC LLC. Due to the identical ownership before and after, this reorganization is without substance and has been reflected as a reorganization of entities under common control.

ACC LLC’s controlling membership interest in each of the Predecessor LLCs was less than 50% of the total ownership interest. However, ACC LLC, as the managing member, had effective control and held a majority voting interest in each of the Predecessor LLCs based upon the following facts and circumstances, among others:

Mr. Owen Pinkerton, Esq.
February 7, 2006

•	Under the provisions of the Operating Agreements for each of the Predecessor LLCs, ACC LLC was designated as the manager.

•	Under the provisions of the Operating Agreements for each of the Predecessor LLCs, the management and control of the business and affairs of each Predecessor LLC was vested in and managed exclusively by the manager.

•	As the manager of each of the Predecessor LLCs, ACC LLC was solely and exclusively authorized to:
•	acquire, finance, encumber and otherwise deal with real and personal property;

•	hire officers and employees; and

•	cause the properties owned by the Predecessor LLCs to be maintained and operated in a manner determined by ACC LLC.
•	For each of the Predecessor LLCs, ACC LLC could be removed as Manager only: (i) in the event of negligence, misconduct or conviction of a felony, (ii) in the event of the bankruptcy of ACC LLC, or (iii) if our founders ceased to control and wholly own ACC LLC.

•	Other members of the Predecessor LLCs had no ability to remove ACC LLC as the manager absent the conditions set forth above.

•	The properties owned by each of the Predecessor LLCs could not be sold or otherwise disposed of without the approval of the manager; however, the manager could sell or otherwise dispose of the properties owned by each of the Predecessor LLCs so long as a notice of disapproval was not received from members holding more than 50% of the membership interests other than ACC LLC’s membership interests.

•	The other members did not have any substantive participating rights. They had only protective rights as defined in EITF 04-5.
We believe the Company is the result of the reorganization of ACC LLC, which effectively held a majority voting interest in each of the Predecessor LLCs. As a result, we concluded that common control under the criteria in EITF 02-5 existed among each of the entities.

58.	Please advise us how you determined that each contributed property qualifies as a reorganization of entities under common control on the date of the contribution. We understand that as of June 30, 2005 you had not completed the contribution of these

Mr. Owen Pinkerton, Esq.
February 7, 2006

interests and your founders, in the aggregate, owned less than 10% of your common stock.

RESPONSE: The Company advises the Staff that each of the contribution agreements, pursuant to which the membership interests in the limited liability companies that own or owned the Company’s initial properties and certain other assets have been or are expected to be contributed to the Company in exchange for shares of the Company’s common stock and cash, was executed and delivered by all parties prior to the Company’s private offerings completed in June and July 2005. The parties to these contribution agreements became irrevocably bound to contribute their membership interests in exchange for shares of the Company’s common stock and cash when they executed and delivered the contribution agreements. Because our founders owned a majority of the Company’s common stock when the contribution agreements were executed and our founders controlled and effectively held a majority voting interest in the limited liability companies that are parties to the contribution agreements, we determined that common control existed among the entities. Please see the Company’s response to the Staff’s comment 57 above for a discussion of the Company’s determination that common control existed among the entities.

59.	We note that you have not completed the purchase price allocation for both contributed properties and properties acquired from third parties. Please revise to perform a preliminary allocation and adjust your pro forma balance sheet and income statement, accordingly. You may highlight the uncertainties related to any amounts that may change and the related impact on your pro forma financial information. Refer to the Instructions to Rule 11-02 of Regulation S-X.

RESPONSE: The unaudited pro forma financial statements have been revised to include allocation of the purchase price for all acquisitions in accordance with SFAS No. 141.

60.	Please advise us why you have not reflected the effects of the LTIP units outstanding in the pro forma balance sheet. In addition, please explain how you intend on accounting for these units in your historical financial statements.

RESPONSE: Vested LTIP Units are convertible into operating partnership units (“OP Units”) of our operating partnership, Asset Capital Partners, L.P., which the Company consolidates in its financial statements. Outstanding OP Units held by LTIP grantees are accounted for as minority interests on the Company’s consolidated balance sheet. As of the date of the pro forma balance sheet, no LTIP Units had vested and been

Mr. Owen Pinkerton, Esq.
February 7, 2006

converted to OP Units; therefore, LTIP Units are not reflected on the pro forma balance sheet. Page F-15 of our historical financial statements has been amended to discuss the accounting for these units.
Notes to Unaudited Pro Forma Condensed Balance Sheet
Note (5), page 52
61.	Please provide a summary table that clearly shows for each of the contributed properties the ownership interest of the controlling and non-controlling members, the purchase price, including the value assigned to non-cash portions, and the allocation of the purchase price to assets and liabilities, including adjustments to fair value with respect to the acquisition from non-controlling members, and identifiable intangible assets.

RESPONSE: The Company will provide the summary table requested by the Staff in Pre-Effective Amendment No. 2 to the Registration Statement.
Note (6), page 52
62.	Please revise your pro forma condensed balance sheet to present separate columns for those properties that have been acquired as of the date of the prospectus and those acquisitions that are considered probable.

RESPONSE: The Company respectfully informs the Staff that the revised pro forma balance sheet includes a separate column for the Pinewood Plaza acquisition, which occurred subsequent to the date of the pro forma balance sheet. The RSMK portfolio, which is a prospective acquisition and is under contract, has been reflected in a separate column in the pro forma balance sheet.

Mr. Owen Pinkerton, Esq.
February 7, 2006

Notes to Unaudited Pro Forma Condensed Statements of Operations
Note (5), page 57
63.	We note that you have only included $181 and $358 of interest expense for the six months ended June 30, 2005 and the year ended December 31, 2004 related to Pinewood Plaza. Please tell us where you have recorded the pro forma adjustments reflecting debt assumed in connection with the other acquisitions described in this note.

RESPONSE: The pro forma statements of operations and related notes have been revised to further describe the debt assumed and incurred with each acquisition and related pro forma interest expense.
Note (6), page 57
64.	Based upon your disclosure on page F-5, this adjustment appears to only reflect the impact of restricted shares issued. Please tell how you have considered the impact of salaries disclosed on page 118 and LTIP units issued or to be issued in your pro forma adjustment. Please revise your disclosure accordingly.

RESPONSE: The Company’s historical statement of operations for the nine months ended September 30, 2005 includes appropriate charges related to the amortization of deferred compensation arising from issuance of restricted common shares, amortization of deferred compensation arising from the award of LTIP Units and annual compensation, including bonuses. The revised pro forma statement of operations includes adjustments related to the issuance of restricted stock and LTIP units.
Notes (4), (6) and (9), page 57
65.	Pro forma financial statements that reflect a reorganization of entities under common control generally will be the same as the registrant’s actual financial statements after the transaction is consummated. If other transactions requiring pro forma presentation have occurred which affect any of the combining entities, please present those transactions in a separate column following the pro forma reorganization, for the most recent fiscal year and interim period only.

RESPONSE: The historical financial statements have been retroactively restated to include all properties under common control. The pro forma financial statements have

Mr. Owen Pinkerton, Esq.
February 7, 2006

been revised to include separate columns for all significant transactions requiring pro forma presentation.
Management Discussion and Analysis, page 59
Overview
66.	Please expand the Overview section to clearly identify the parties involved in the formation transactions. For example, name the managing member of the limited liability companies and the individuals or entities you refer to as the “founders” of your business.

RESPONSE: The Company has revised the disclosure on page 62 of the prospectus in response to the Staff’s comment.
Results of Operations, page 63
67.	Where you discuss your “fee income” please revise to indicate whether these are property management fees or whether they include other fees as well. In addition, please disclose the percentage of fees generated from related parties.

RESPONSE: The section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been revised consistent with the revised presentation of the Company’s historical financial statements as a reorganization of entities under common control. The discussion concerning fee income has been eliminated because this income no longer is a significant component of the Company’s historical financial statements.
Liquidity
Short-Term Liquidity Requirements, page 66
68.	Please disclose any commitments for capital expenditures such as those described on page 87 and quantify the sources of funds for those expenditures. Refer to Item 303(a)(2)(i) of Regulation S-K.

RESPONSE: The Company respectfully submits that it currently has no contractual commitments to make the investments identified in the section of the prospectus entitled “Our Business and Properties—Investment Pipeline” on page 88 of this prospectus. The Company also respectfully submits that it has disclosed in the section

Mr. Owen Pinkerton, Esq.
February 7, 2006

of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Long-Term Liquidity Requirements” on page 67 of the prospectus that the acquisition of properties and structured real estate investments is a long-term liquidity requirement, as well as the expected sources of funds for these expenditures.

69.	Please identify the lender in connection with the floating rate loan disclosed on page 67.

RESPONSE: The Company has deleted the references to the floating rate loan in the prospectus because it no longer expects to enter into the referenced loan.

70.	Disclose the amount you are seeking to obtain from the credit facilities mentioned in this section and advise us as to whether you believe you will have a commitment for a credit facility prior to the effectiveness of this registration statement.

RESPONSE: The Company has deleted the references in the prospectus to obtaining a credit facility because it currently does not expect to have a commitment for a credit facility prior to effectiveness of the Registration Statement.
Contractual Obligations, page 68
71.	Please tell us why you have excluded contracts to purchase the properties you have agreed to purchase as part of your formation transactions.

RESPONSE: The Company respectfully informs the Staff that it excluded contracts to purchase properties from the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” because these contracts to purchase properties were executed subsequent to December 31, 2004. When the Company filed the Registration Statement on October 18, 2005, Item 303(a)(5) of Regulation S-K required that the Company disclose contractual obligations as of the end of its last completed fiscal year, which was December 31, 2004. The Company has revised the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” on page 68 of the prospectus to disclose its contractual obligations as of December 31, 2005. As a result, the Company has included the contracts to purchase its properties under contract as of December 31, 2005 on page 68 of the prospectus.

Mr. Owen Pinkerton, Esq.
February 7, 2006

72.	Please tell us what consideration you gave to presenting the table of contractual obligations on a pro forma basis, reflecting the application of proceeds from this offering and the completion of the formation transactions.

RESPONSE: The Company did not consider presenting the contractual obligations table in the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” on a pro forma basis because it believed that it was obligated to comply with Item 303(a)(5) of Regulation S-K, which requires disclosure as of the end of the last completed fiscal year.
Our Business and Properties, beginning on page 70
73.	In the section entitled, “Our Market,” please expand your discussion to include disclosure about your entire target market, not just Washington, DC. In this regard, we note that you own properties in Southern Virginia as well as outside of Baltimore, MD. In addition, to the extent you are able to provide expanded disclosure of the three sub-markets that comprise the greater metropolitan Washington, DC area, we believe this disclosure would be meaningful to investors. Specifically, please discuss whether the “gross rental rate per square foot” figures on pages 74-75 are comparable in Northern Virginia and Suburban Maryland to the Washington, DC figures. Since you do not own any properties within Washington, DC we believe it is appropriate to provide comparable data regarding the surrounding areas. Finally, please disclose that none of your properties experienced gross rental rates per square foot anywhere close to what is presented on page 74.

RESPONSE: The Company has revised the disclosure in the section of the prospectus entitled “Our Business and Properties—Our Market” in response to the Staff’s comment.

74.	So that the material terms of the formation transactions are transparent to readers, please provide here or elsewhere in the filing, a summary table that identifies each initial property and the total consideration to be issued in exchange for the property including cash, common stock or partnership units, and assumption of debt.

RESPONSE: The Company has added a table summarizing the consideration issued, or to be issued, for its initial properties on page 83 of the prospectus in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
February 7, 2006

NCREIF Return Index, page 77
75.	Please tell us the basis for your belief that the NCREIF statistics are an appropriate measure for performance of real estate investments as it compares to your corporation specifically. For example, tell us specifically how the type of real estate investments, objectives, and strategies of Asset Capital Corporation compare with those of the entities tracked by the NCREIF index. Also, if you intend to include the NCREIF statistics, please expand to include a complete picture of performance of the index rather than disclosing the results for only one particular year.

RESPONSE: The Company has deleted the NCREIF statistics referenced in response to the Staff’s comment.
Impact of Base Realignment and Closure, page 77
76.	Please disclose the basis for your conclusions regarding the impact of BRAC on the rents and real estate values in the D.C. market. Also, please update your disclosure with respect to whether Congress has accepted or rejected the list.

RESPONSE: The Company has revised the disclosure relating to the impact of BRAC on page 77 of the prospectus in response to the Staff’s comment.
Our Competitive Strengths, beginning on page 81
77.	Please provide more balanced disclosure by discussing the competitive weaknesses of your business, including, by way of example, your susceptibility to fluctuations in the economic condition of one geographic area, your founder’s lack of experience in managing a public real estate operating company, and the double taxation on shareholders who receive dividends.

RESPONSE: The Company respectfully submits that the “competitive weaknesses” identified by the Staff have all been disclosed in detail in the section of the prospectus entitled “Risk Factors” as well as in the section of the prospectus entitled “Summary.” The Company does not believe that adding repetitive disclosure in the section entitled “Our Business and Properties—Our Competitive Strengths” would be beneficial to potential investors.

Mr. Owen Pinkerton, Esq.
February 7, 2006

Organizing our company as a taxable corporation rather than a REIT, page 81
78.	It is unclear, as suggested by the final bullet point under this heading, how the ability to issue operating partnership units in exchange for property is an advantage exclusive to your company structure and not available to REITs.

RESPONSE: The Company has revised the disclosure on page 82 of the prospectus in response to the Staff’s comment.
Our History, page 82
79.	We note that you issued 230,099 shares of common stock to certain executive officers, directors and employees upon formation for nominal consideration. Please reconcile the number of shares disclosed here with your disclosure on pages 125 and F-8.

RESPONSE: The Company has revised the disclosure on page 82 in the section entitled “Our Business and Properties—Our Formation Transactions” of the prospectus in response to the Staff’s comment.

80.	Please disclose the measure used in valuing the assets managed by your founders at a total of $220 million since 1995. In addition, please expand this to provide more disclosure regarding, for example, the number of properties acquired and sold by Asset Capital Corporation LLC.

RESPONSE: The Company has revised the disclosure on page 82 in the section of the prospectus entitled “Our Business and Properties — Our Formation Transactions” in response to the Staff’s comment.

81.	Please identify the “entities” that own the properties you will acquire pursuant to the contribution agreements. In addition, please expand to describe the structure of those entities and disclose who owns the registrant shares paid as consideration for the assets.

RESPONSE: The Company has revised the disclosure on page 83 of the prospectus in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
February 7, 2006

82.	Please expand to disclose why shares were redeemed from Messrs. Minshall, Fernau, and LeBlanc in July 2005.

RESPONSE: The Company has revised the disclosure on page 86 of the prospectus in response to the Staff’s comment.
Our Properties and Structured Real Estate Investment, page 84
83.	Please advise us why you are unable to present historical results of the lease payments made by tenants in a number of your properties. In addition, please clarify why you believe that annualizing June 2005 monthly rents is an appropriate measure of the rental payments received.

RESPONSE: The Company has not disclosed historical lease payments for a number of reasons, primarily because CareFirst and its affiliate entities did not pay rent for the space that it occupied in the Columbia Medical Campus, the Timonium Medical Center and the Frederick Medical Center prior to the Company’s acquisition of these properties. After the Company acquired these properties, it entered into leases with CareFirst and its affiliated entities that provided for the payment of rent. Due to these leases and other leasing activities of the Company since acquisition of the Company’s properties, the Company believes that annualizing the actual monthly base rent for December 2005 is more indicative of base rental revenue for the next 12 months rather than the historical results for the properties for the past 12 months. The Company also believes that annualizing the actual monthly base rent for December 2005 should serve as a conservative forecast of its rental revenue for the next 12 months because it is based on the base rent for December 2005 rather than the actual total rent for these properties in December 2005.

84.	Related to footnote (5), please briefly explain how distributions are calculated and whether the annual amount disclosed represents a guaranteed amount or a maximum amount. Please provide similar disclosure as it relates to Twelve Oaks.

RESPONSE: The Company has revised the disclosure on page 87 of the prospectus in response to the Staff’s comment.
Tenants, page 108
85.	Please clarify how you have determined the percentage of your initial portfolio’s pro rata annualized base rent for tenants in your structured real estate investments. We

Mr. Owen Pinkerton, Esq.
February 7, 2006

note that, in connection with these investments, you receive a set amount of distribution payments rather than rents from the tenant. In addition, please tell us why you believe it is appropriate to include the entire total leased square feet figures for your structured real estate investments in light of the fact that you do not own these properties outright.

RESPONSE: The Company has revised the disclosure on page 113 of the prospectus to remove information from the top ten tenants table and the lease expiration table relating to tenants of the properties in which we have a structured real estate investment.

86.	Please revise your disclosure here and on page 109 to segregate properties which you control and consolidate in your financial statements from unconsolidated properties that you account for under the equity method of accounting. Please make conforming revisions throughout the filing where applicable.

RESPONSE: The Company has revised the disclosure on pages 113 and 114 of the prospectus to remove information from the top ten tenants table, the lease expiration table and the tax and depreciation table relating to properties in which we have a structured real estate investment. Pursuant to Item 15(g) of Form S-11, the Company has removed reference in the tax and depreciation table to properties in which we have structured real estate investments because it will not be recording any depreciation expense related to those properties. The Company has segregated disclosure about these types of properties throughout the prospectus where appropriate.
Certain Relationships and Related Transactions, page 124
Properties and Structured Real Estate Investments, page 124
87.	Please identify the executive officers who own interests in the properties under contract, identifying those properties and quantifying their interests.

RESPONSE: The Company has revised the disclosure on pages 129 and 130 of the prospectus in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
February 7, 2006

Principal Stockholders, page 131
88.	The table should include all shares which the directors or executive officers will beneficially own within 60 days. Please revise the table to include the shares referenced in footnote 3, or tell us why those shares should not be included.

RESPONSE: The Company has revised the principal stockholders table on page 138 of the prospectus to include all shares of common stock that have been or will be issued upon the contribution of certain assets that are part of the Company’s formation transactions.
Underwriting, page 150
89.	We note your disclosure on page 151 that an unspecified number of shares have been reserved for sale to directors, officers, or employees, business associates or persons “who are otherwise associated with you.” Please revise to further describe the persons who are otherwise associated with you that may participate in the directed share program. Further, please revise the cover page to disclose the number of shares reserved, and the summary to describe the directed share program. Please also provide us with copies of all materials to be used in connection with the directed share program. We may have further comment.

RESPONSE: The Company respectfully advises the Staff that it has determined not to request a directed share program in this offering. Accordingly, the Company has revised the disclosure in the prospectus to delete all references to a directed share program.

90.	We note your discussion regarding the marketing of this offering online on page 153. Please confirm that the procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division’s Office of Chief Counsel, and that the procedures have not changed since such clearance.

RESPONSE: Friedman Billings Ramsey & Co., Inc.’s procedures for electronic postings or links to the prospectus or for electronic distributions have been filed with the SEC Division of Corporation Finance and are on the “pre-approved list” that is disseminated to the Division’s reviewers. The procedures have not changed since such clearance. Friedman Billings Ramsey has been advised by the Staff to refer future Staff reviewers to the “pre-approved list.”

Mr. Owen Pinkerton, Esq.
February 7, 2006

91.	Tell us whether you have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response.

RESPONSE: The underwriters have arranged to have one or more road show presentations for the offering produced and hosted by Netroadshow, Inc. on the Internet or via a Friedman Billings Ramsey intranet site. Netroadshow’s website is: www.netroadshow.com. A copy of the Standard Service Agreement between Netroadshow, Inc. and Friedman Billings Ramsey will be provided supplementally to the Staff. It provides for Netroadshow’s engagement to produce and transmit road show presentations as requested by Friedman Billings Ramsey from time to time, in compliance with applicable Staff no-action positions. The agreement prohibits editing of presentations except as permitted by Staff no-action positions, requires that access to presentations be limited to persons with passwords provided by Friedman Billings Ramsey (with an access period of no more than 24 hours for any single password) and requires that presentations be maintained in a manner that prevents downloading or printing of presentations.
Index to Financial Statements, page F-1
92.	Please revise to include financial statements required by Rule 3-14 of Regulation S-X for Pidgeon Hill II for the full year and most recent period preceding the acquisition.

RESPONSE: Rule 3-14 of Regulation S-X requires financial statements for the year prior to acquisition. The Company respectfully submits that it has been unable to obtain complete and reliable financial information from Pidgeon Hill II’s prior owner for periods prior to December 2004. The Company has, however, revised the financial statements for Pidgeon Hill II to include the full year ended December 31, 2005. We believe this provides the reader with adequate information to evaluate the performance of the property. Further, at the time the Registration Statement is declared effective, the Registration Statement will include audited financial statements for the year ended December 31, 2005, which will include the Pidgeon Hill II property for all of 2005.

Mr. Owen Pinkerton, Esq.
February 7, 2006

Financial Statements and Notes
Report of Independent Registered Public Accounting Firm, page F-2
93.	Please have your auditors revise the second paragraph of their audit report to be consistent with the language included in Interpretation 18 to SAS 58. Please also make conforming revisions of the audit reports on page F-12, F-26, F-30, F-34 and F-38.

RESPONSE: BDO Seidman, LLP has revised their audit reports to be consistent with the language included in Interpretation 18 to SAS 58.
(2) Significant Accounting Policies, page F-7
94.	Please disclose your consolidation policy to include all criteria you plan to use to consolidate entities in your financial statements and the criteria you use to account for investments using the equity method of accounting. In this regard, please tell us how you plan to account for your investment in Twelve Oaks Investment, LLC and Plaza 270. In your response, please provide us with the facts and circumstances and cite the relevant accounting literature that supports your accounting.

RESPONSE: The Company has revised its financial statement footnotes to provide further disclosure relating to its consolidation policy and its accounting for investments in unconsolidated entities. With respect to the Company’s investments in Twelve Oaks, LLC and Plaza 270, it accounts for these investments using the equity method.

Twelve Oaks Investment LLC is a variable interest entity under FIN 46(R). The Company is not the primary beneficiary since the other party to the venture receives the majority of the residual returns and absorbs a majority of the expected losses.

The Company also does not believe that control of Plaza 270 rests with it, due to the following factors, among others:
•	The Company’s contributed capital with respect to this entity is substantially less than 50%;

•	The Company does not share in the income or losses allocable to the common equity interests of the entity; rather, it earns cumulative preferred returns that equal 12% of its contributed capital;

•	All substantive matters related to the management and operation of this entity require approval from 55% of the membership interests, which precludes unilateral

Mr. Owen Pinkerton, Esq.
February 7, 2006

control by the Company because the Company holds less than 55% of the membership interests; and

•	The Company’s membership interests may be redeemed at the option of the other member; however, the Company has no right to redeem the other member’s interests.
Accordingly, consistent with paragraph 13 of SFAS No. 94 and paragraph 2 of ARB 51, the Company has concluded that consolidation of Plaza 270 is inappropriate due to its lack of control. As the managing member of Plaza 270, the Company does believe that it exercises significant influence over it and, therefore, believes that the equity method of accounting is appropriate, consistent with the provisions of APB 18.
Earnings per Share, page F-8
95.	We note your disclosure that diluted earnings per share includes the effect of outstanding LTIP units; however the weighted average shares for basic and diluted purposes appear to be the same. Please advise us or revise.

RESPONSE: The Company respectfully informs the Staff that vested LTIP Units are convertible into operating partnership units (“OP Units”) of our operating partnership, Asset Capital Partners, L.P., which the Company consolidates in its financial statements. OP Units held by persons other than the Company are accounted for as minority interests and, therefore, would be excluded from the calculation of both primary and diluted earnings per share (“EPS”) because their conversion to shares of common stock would not impact EPS, as the minority share of the Company’s income would be added back to net income. For purposes of calculating diluted EPS, unvested LTIP Units are considered to be participating securities and are included in the calculation of diluted EPS, if doing so would be dilutive. For the nine months ended September 30, 2005, LTIP Units have been excluded from the basic and diluted EPS calculations because including these securities would be anti-dilutive.
(4) Stockholders’ Equity, page F-8
96.	Please explain the difference between the number of shares issued in the Private Placement that you disclose here compared to the amount disclosed in the Statements of Stockholders’ Equity on page F-5.

RESPONSE: The Company respectfully informs the Staff that while total common shares issued during the six months ended June 30, 2005 was accurately reflected in the

Mr. Owen Pinkerton, Esq.
February 7, 2006

related statement of stockholders’ equity at June 30, 2005, shares issued pursuant to restricted stock grants and pursuant to our private placement were under- and over-reported by 55,631 shares on the statement of stockholders’ equity, respectively. The Company’s revised statement of stockholders’ equity, which is as of September 30, 2005, appropriately reflects all shares issued.
(5) Deferred Compensation, page F-8
97.	Please advise us why you have not recorded any compensation expense during the three months ended June 30, 2005 for the restricted shares that were issued on March 30, 2005.

RESPONSE: The Company respectfully informs the Staff that its statement of operations for the nine months ended September 30, 2005 includes an appropriate charge to compensation expense related to the restricted shares that were issued on March 30, 2005.
Assets Controlled By Our Founders
Financial Statements and Notes
98.	Please revise your disclosure to explain your basis for presenting combined financial statements under paragraph 22 of ARB 51. Please identify the common control group that you refer to in your disclosure and how you determined there is common control under EITF 02-5.

RESPONSE: The Company respectfully informs the Staff that it has revised its presentation of the combined financial statements of the assets controlled by our founders. The Company’s historical financial statements have been revised to reflect the financial position and results of operations of Asset Capital Corporation, Inc. as if the reorganization of entities under common control had occurred on January 1, 2002. Please also see the Company’s response to the Staff’s comment number 57.

Mr. Owen Pinkerton, Esq.
February 7, 2006

(3) Investment in Uncombined Entity, page F-20
99.	Please provide us how you calculated the income allocated to the Company disclosed on page F-20. Please provide your basis for that calculation citing any relevant accounting literature.

RESPONSE: The Company respectfully informs the Staff that its Class B membership interest in Twelve Oaks Investment LLC (“Twelve Oaks”) entitles it to receive a 12% per annum cumulative preferred return on its $0.5 million capital contribution; however, the Class B membership interests does not otherwise share in the income or losses of Twelve Oaks. The Company’s Class A membership interest represents 8% of the common equity of Twelve Oaks and shares in income or losses accordingly. The Company’s revised historical consolidated financial statements include expanded disclosure in this regard.
Executive Tower
Financial Statements and Notes
(2) Summary of Significant Accounting Policies, page F-28
100.	We note that you have adjusted the historical financial statement for certain items. Other than excluding certain non-comparable items described in Rule 3-14(a)(1) of Regulation S-X, we do not understand the basis for your other adjustments. Please explain your basis for these adjustments and how your statements of revenue and certain expenses comply with the requirements of Rule 3-14 in light of these adjustments. Please also consider this comment as it relates to the other statements of revenue and certain expenses included in the filing.

RESPONSE:

The Company respectfully informs the Staff that the disclosure concerning adjustments made to the historical financial statement was intended to highlight significant adjustments that were made in order to prepare the financial statement on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The disclosure has been eliminated for this statement and other statements included in the filing.

Mr. Owen Pinkerton, Esq.
February 7, 2006

(3) Rental Income, page F-29
101.	Please reconcile the difference in future minimum rentals disclosed here with the lease terms of the major tenants disclosed on page 94. The minimum rental income disclosure is more in line with the annualized rental income of expiring leases disclosed on page 94 rather than future minimum rental income. Please also reconcile the discrepancy in future minimum rental income disclosed for Maryland Medical Office Portfolio and Pinewood Plaza on pages F-33 and F-37, respectively, with the amounts reported in the description of each respective property.

RESPONSE: The Company respectfully informs that Staff that the disclosure has been revised to reflect minimum future rentals for all leases during each respective year.

102.	We read the disclosure in footnote (1) to the summary table. Please revise the disclosure to further explain how monthly base rent for December 2004 is used to determine minimum monthly rental income for each of the next five years and thereafter. Please also revise the disclosure for Maryland Medical Office Portfolio and Pinewood Plaza on pages F-33 and F-37, respectively. Please explain to us how this calculation meets the requirements of paragraph 23(b) of SFAS 13.

RESPONSE: The Company respectfully informs the Staff that its disclosure of minimum future rentals for Executive Tower, CareFirst Portfolio and Pinewood Plaza has been revised to reflect actual minimum future rentals for all noncancelable leases during each respective year. The Company has deleted the appropriate footnotes to the summary table as a result of the aforementioned revisions.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Charito A. Mittelman, Esq.
Steven Jacobs
Josh Forgione
Peter C. Minshall
Enclosure